DB

SEC

19008392

SEC Mail Processing Section

MAR 01 2019

Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-00094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DRIVE, SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY C. VREDENBREGT, MANAGING DIRECTOR / CFO — 312-596-1685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE, SUITE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, JEFFREY C VREDENGREGT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. ZIEGLER AND COMPANY, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR/CFO

Title

Notary Public

My Commission expires 8/16/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statement

December 31, 2018

(with Independent Registered Public Accounting Firm Report Thereon)

Filed as a PUBLC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of B.C. Ziegler and Company

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 27, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2018
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 694
Net receivable for unsettled trades	26,778
Receivables, net of reserve of $14	2,642
Financial instruments owned, at fair value	102,893
Furniture, equipment and leasehold improvements, net	7,398
Deferred tax assets	665
Other assets	1,762
Total assets	$142,832

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 351
Accrued income taxes payable from parent	244
Payable to clearing broker	40,856
Financial instruments sold, not yet purchased, at fair value	30,098
Accrued compensation	22,197
Accounts payable, accrued expenses and other liabilities	7,506
Total liabilities	101,252
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	25,315
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	41,580
Total liabilities and stockholder's equity	$142,832

See accompanying notes to financial statement.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2018
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU"), *Revenue from Contracts with Customers: Topic 606*, ("ASU 2014-09"), which supersedes previous revenue recognition guidance under GAAP, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company adopted this guidance effective as of January 1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard was recognized at the date of initial application. The cumulative effect adjustment that the Company recognized upon adoption as of January 1, 2018 was a decrease to retained earnings of $155, net of tax. The Company applied the guidance only to the revenues associated with those contracts that were not completed at January 1, 2018, the date of initial application, and to those underwriting expenses that had been deferred, but would not be considered contract costs under the new guidance.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Topic 842 requires that for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for financing leases, a lessee recognize interest expense on the lease liability separately from the amortization of the right-of-use asset in the statement of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this ASU requires expanded disclosure about the nature and terms of lease agreements. The new standard is effective for fiscal years beginning after December 15, 2018, under a modified retrospective approach. On January 1, 2019, the Company implemented Topic 842. The Company leases office space and equipment on both a short-term and long-term basis. The Company evaluated existing leases and contracts. As a result of the implementation, the Company increased both assets and liabilities by approximately $10,665 on January 1, 2019. The leases identified by the Company were comprised of operating leases.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Discontinued Operations

During 2017, the Company decided to discontinue the Wealth Management business unit. The Company executed an Asset Purchase Agreement with the buyer on October 31, 2017, the sale closed on March 16, 2018. The Company will not have significant continuing involvement in the Wealth Management business unit.

(4) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Fixed rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Exchange traded funds ("ETF") traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the ETFs is based on the closing price on the exchange on which they are traded.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$ 26	$ -	$ -	$ 26
Total cash equivalents	$ 26	$ -	$ -	$ 26
Financial Instruments Owned				
Municipal securities				
Fixed rate	$ -	$ 88,585	$ -	$ 88,585
Preferred equity securities	2,778	-	-	2,778
Exchange traded tunds	9,562	-	-	9,562
Other securities	1,968	-	-	1,968
Total financial instruments owned measured at fair value on a recurring basis	$14,308	$ 88,585	$ -	$102,893
LIABILITIES				
Financial instruments sold, not yet purchased				
Exchange traded funds	$ 73	$ -	$ -	$ 73
U.S. government securities	30,025	-	-	30,025
Total financial instruments sold, not yet purchased	$30,098	$ -	$ -	$ 30,098

(5) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 88,585
Preferred equity securities	2,778
Exchange traded funds	9,562
Other securities	1,968
	$ 102,893

Financial instruments owned includes $101,587 of securities held by the clearing broker and $1,306 of securities held directly with the issuers.

(6) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$	5,304
Leasehold improvements		2,739
Furniture		5,859
Furniture, equipment and leasehold improvements, at cost		13,902
Less accumulated depreciation and amortization		(6,504)
Furniture, equipment and leasehold improvements, net	$	7,398

(7) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $40,856 at December 31, 2018. Net securities held by the Company at the clearing broker with a market value of $101,587 were available to collateralize the amount payable to the clearing broker. The interest rate on this financing arrangement is approximately 3.9% at December 31, 2018.

(8) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 5.5% at December 31, 2018. The Company had no amounts outstanding under this financing arrangement at December 31, 2018.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no outstanding borrowings under this financing arrangement at December 31, 2018.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2018.

The Company extends financing to the Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2018.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Amounts due to the Company for these services and other intercompany settlements were $129 at December 31, 2018, and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $105 at December 31, 2018, and are included in Receivables on the Statement of Financial Condition.

(9) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2018. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 4.8% at December 31, 2018. The Company, the Parent and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2018.

(10) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2018, are as follows:

Deferred tax assets:	
Deferred compensation	$ 552
Deferred revenue	82
Deferred rent	1,240
Other assets	25
Total deferred tax assets	1,899
Deferred tax liabilities:	
Fixed assets	(1,189)
Other liabilities	(45)
Total deferred tax liabilities	(1,234)
Net deferred tax assets	$ 665

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2018	$ 74
Increases for tax positions related to the current year	41
Reductions for the lapse of the statute of limitations	(15)
Balance at December 31, 2018	$ 100

Tax years that remain subject to examination by major tax jurisdictions include 2014 through 2018.

(12) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net regulatory capital of $17,346 which was $17,096 in excess of its required minimum net

regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(13) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

14) Revenues from Contracts with Customers

Revenue from contracts with customers is recognized and received when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties giving rise to the variabilities are resolved.

Investment Banking:
The Company provides clients with underwriting and advisory services. These services include underwriting and placement agent services and underwriting and distributing services.

Underwriting revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the capital raising performance obligation. Upon inception of the contract, costs associated with capital raising transactions are deferred until the related revenue is recognized and are recorded on a gross basis within Other Operating Expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Revenues from advisory services primarily consist of fees generated in connection with merger and acquisition transactions, bank placement transactions, strategic planning advisory fees, and other miscellaneous financial advisory services. Advisory fees from mergers and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition. Advisory fees from bank placement engagements are recognized at the completion of the successful bank placement transaction. Other fees from advisory services are recognized over time as the performance obligations are completed. Payments for advisory services are

generally due promptly upon completion of a specified performance obligation or periodically over the course of the engagement as performance obligations are completed and the client receives the benefit of the services. A significant portion of the fees the Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other advisory related expenses are expensed as incurred. All advisory expenses are recognized as expenses in the statement of income and any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less are not required to be disclosed by the Company. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking advisory fees that are contingent upon completion of a brokered transaction are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $834 and $1,233 at December 31, 2018 and January 1, 2018, respectively. The Company had no significant impairments related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue of $216 and $13 at December 31, 2018 and January 1, 2018, respectively.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $66 at December 31, 2018 and are included in Other Assets.

(15) <u>Subsequent Events</u>

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.